                                                                    EXHIBIT 99.1

99.1.       PRESS RELEASE.

                AMDOCS LIMITED FIRST QUARTER REVENUE GROWS 79.2%,
                             REACHING $235.5 MILLION

 - EARNINGS BEFORE ONE-TIME CHARGE GROW 84.5% TO $37.2 MILLION, OR $0.18 PER SHARE -

ST. LOUIS, MO - JANUARY 25, 2000, Amdocs Limited (NYSE: DOX) today reported that for the first quarter ended December 31, 1999, revenue reached $235.5 million, an increase of 79.2%. Operating income increased 74.8% to $52.7 million, excluding a one-time, non-cash charge of $19.9 million for write-off of in-process R&D from the acquisition of International Telecommunication Data Systems Inc. (ITDS) in November 1999. Net income increased 84.5%, reaching $37.2 million, or $0.18 per diluted share, excluding the one-time charge. As-reported net income for the quarter was $17.3 million, or $0.08 per diluted share, compared to $20.1 million or $0.10 per diluted share in the same quarter last year.

Avi Naor, Chief Executive Officer of Amdocs Management Limited, noted, "This quarter's results and our continued growth reflect Amdocs' leading position in a very strong customer care and billing market. Moreover, with our strengths in convergent systems, high-end scalability, and end-to-end solutions and outsourcing, together with market-leading R&D investment, we are well-positioned to leverage the growth in the customer care and billing sector."

Naor continued, "Demand is strong, both in the wireline and wireless voice markets, as well as the IP and data services market. In the IP arena, we are providing a two-pronged offering. We are targeting our flagship Ensemble system for voice-IP convergence and leading IP service providers. In addition, we are vigorously addressing the market for new ISPs and emerging players with a proven entry-level solution."

Naor added, "We are involved in a surge of activity in the IP sector. Many of our existing wireless customers are already using or implementing our convergent Ensemble platform for market trials and introductions of mobile commerce, WAP and GPRS services. We are also working with major wireline providers to support broadband and IP services, integrated with their voice operations. For telecom carriers expanding into IP services, voice-IP convergence is crucial as they seek to leverage product bundling and unified customer service. At the organizational level, we have established an IP division to focus our efforts in this market, and we are investing $25 million in fiscal 2000 in R&D for IP systems. With the scope of our R&D investment, together with our depth of resources, knowhow and solutions base, we are extremely well placed to become the leading provider of business systems to the IP services market."

Naor concluded, "The results of our first quarter for fiscal 2000 demonstrate the business stability and growth momentum we have achieved over recent years. Based on long-term customer relationships, visibility is exceptionally high. Furthermore, with the acquisition of ITDS and their strong outsourcing capabilities, we are well-positioned to reinforce business stability and visibility through large-scale, multi-year outsourcing projects. We are very confident that our positive momentum can be maintained."

Amdocs is a leading provider of customer care, billing and order management systems for communications and internet services. Amdocs has an unparalleled success record in project delivery of its mission-critical products. With human resources of over 5,600 information systems professionals, Amdocs has an installed base of successful projects with more than 75 major service providers throughout the world. For more information visit our Web site at www.amdocs.com

This press release may contain forward looking statements as defined under the Securities Act of 1933, as amended. Such statements involve risks and uncertainties that may cause future results to differ from those anticipated. These risks include, but are not limited to, the adverse effects of market competition, rapid changes in technology that may render the company's products and services obsolete, potential loss of a major customer, and risks associated with operating businesses in the international market. These and other risks are discussed at greater length in the company's filings with the Securities and Exchange Commission.

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

Contact:
Thomas G. O'Brien
Treasurer and Director of Investor Relations
Amdocs Limited
314/212-8328
E-mail: dox_info@amdocs.com

                                 -TABLES FOLLOW-



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


                                 AMDOCS LIMITED
                           CONSOLIDATED BALANCE SHEETS
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                                                       AS OF
                                                                                   -----------------------------------------------
                                                                                    DECEMBER 31, 1999        SEPTEMBER 30, 1999
                                                                                   --------------------     ----------------------
                                                                                       (UNAUDITED)

                                     ASSETS
Current Assets:
   Cash and cash equivalents                                                       $         165,819        $           85,174
   Short-term interest-bearing investments                                                    20,384                         -
   Accounts receivable, including unbilled of $8,296 and $3,415,
      less allowances of $5,024 and $0, respectively                                         179,926                   145,184

   Accounts receivable from related parties, including unbilled
      of $0 and $828, respectively                                                            15,706                    14,128
   Deferred income taxes and taxes receivable                                                 32,488                    29,899
   Prepaid expenses and other current assets                                                  39,856                    16,390
                                                                                   --------------------     ----------------------
   Total current assets                                                                      454,179                   290,775

Equipment, vehicles and leasehold improvements, net                                           94,012                    83,997
Deferred income taxes                                                                         13,615                     5,605
Goodwill and other intangible assets, net                                                    110,132                    20,742
Other noncurrent assets                                                                       29,151                    28,892
                                                                                   --------------------     ----------------------
   Total assets                                                                    $         701,089        $          430,011
                                                                                   ====================     ======================

                      LIABILITIES AND SHAREHOLDERS' EQUITY


Current Liabilities:
   Accounts payable and accrued expenses                                           $          82,604        $           68,594
   Accrued personnel costs                                                                    56,825                    40,092
   Short-term financing arrangements                                                          11,696                     2,381
   Deferred revenue                                                                          105,060                   104,688
   Short-term portion of capital lease obligations                                             6,037                     5,722
   Deferred income taxes and taxes payable                                                    46,251                    33,412
                                                                                   --------------------     ----------------------
   Total current liabilities                                                                 308,473                   254,889

Long-term portion of capital lease obligations                                                16,708                    17,148
Other noncurrent liabilities                                                                  41,945                    34,237
                                                                                   --------------------     ----------------------
   Total liabilities                                                                         367,126                   306,274
                                                                                   --------------------     ----------------------

Shareholders' equity:

   Preferred Shares - Authorized 25,000 shares;
      Pound Sterling 0.01 par value; 0 issued and outstanding                                      -                         -
   Ordinary Shares - Authorized 550,000 shares;
      Pound Sterling 0.01 par value; 205,251 and 198,800
         outstanding, respectively                                                             3,284                     3,181
   Additional paid-in capital                                                                674,886                   489,099
   Accumulated other comprehensive income (loss)                                               4,599                    (1,157)
   Unearned compensation                                                                      (2,531)                   (3,830)
   Accumulated deficit                                                                      (346,275)                 (363,556)
                                                                                   --------------------     ----------------------
   Total shareholders' equity                                                                333,963                   123,737
                                                                                   --------------------     ----------------------
   Total liabilities and shareholders' equity                                      $         701,089        $          430,011
                                                                                   ====================     ======================





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


                                 AMDOCS LIMITED
                CONSOLIDATED STATEMENT OF OPERATIONS (UNAUDITED)
                      (IN THOUSANDS, EXCEPT PER SHARE DATA)


                                                                    THREE MONTHS ENDED
                                                                       DECEMBER 31,
                                                     -------------------------------------------------
                                                             1999                       1998
                                                     ----------------------     ----------------------
Revenue:

   License                                           $          26,502          $          15,040
   Service                                                     209,004                    116,385
                                                     ----------------------     ----------------------
                                                               235,506                    131,425
                                                     ----------------------     ----------------------
Operating expenses:

   Cost of license                                               1,173                      1,323
   Cost of service                                             139,034                     75,915
   Research and development                                     14,970                      8,379
   Selling, general and administrative                          27,593                     15,647

   In-process research and development expenses                 19,876                          -
                                                     ----------------------     ----------------------
                                                               202,646                    101,264
                                                     ----------------------     ----------------------

Operating income                                                32,860                     30,161

Other income (expense), net                                        345                     (1,387)

                                                     ----------------------     ----------------------
Income before income taxes                                      33,205                     28,774
Income taxes                                                    15,924                      8,632
                                                     ----------------------     ----------------------
Net income                                           $          17,281          $          20,142
                                                     ======================     ======================

Basic earnings per share                             $            0.09          $            0.10
                                                     ======================     ======================

Diluted earnings per share                           $            0.08          $            0.10
                                                     ======================     ======================

EFFECT OF ONE-TIME, NON-CASH CHARGE ON DILUTED
   EARNINGS PER SHARE (a)

Diluted earnings per share before one-time
   charge                                            $            0.18          $            0.10
One-time charge                                                   0.10                          -
                                                     ----------------------     ----------------------
Diluted earnings per share                           $            0.08          $            0.10
                                                     ======================     ======================




(a) Amdocs incurred a one-time, non-cash charge related to the write-off of acquired in-process R&D of $19.9 million, or $0.10 per share, resulting from the acquisition of ITDS in November 1999.


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